This filing is made pursuant to Rule 424(b)(2) under the Securities Act of 1933 in connection with Registration Statement No. 333-109982



                                   PROSPECTUS

                                12,000,000 SHARES
                                 OF COMMON STOCK


                                [PEREGRINE LOGO]



         This prospectus will allow us to issue, from time to time in one or more offerings, up to 12,000,000 shares of our common stock. In this prospectus, we sometimes refer to our common stock as the "securities." Each time we sell securities:

         o        we will provide a prospectus supplement; and

         o the prospectus supplement will inform you about the specific terms of that offering and may also add, update or change information contained in this document.

         You should read this document and any prospectus supplement carefully before you invest.

         Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and is listed on The Nasdaq SmallCap Market under the symbol "PPHM". On October 17, 2003, the last reported sale price of our common stock on The Nasdaq SmallCap Market was $2.11 per share.

         INVESTING IN OUR SECURITIES INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DESCRIPTION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE PURCHASING THE SECURITIES OFFERED BY THIS PROSPECTUS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                 The date of this Prospectus is November 5, 2003

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY.............................................................1
RISK FACTORS...................................................................4
FORWARD-LOOKING STATEMENTS.....................................................8
USE OF PROCEEDS................................................................9
DESCRIPTION OF COMMON STOCK....................................................9
PLAN OF DISTRIBUTION...........................................................9
LEGAL MATTERS.................................................................11
EXPERTS.......................................................................11
WHERE TO LEARN MORE ABOUT US..................................................11
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...............................11
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT
  LIABILITIES.................................................................12


         You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. However, in the event of a material change, this prospectus will be amended or supplemented accordingly.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by reference to the more detailed information and consolidated financial statements appearing elsewhere or incorporated by reference in this prospectus. As used in this prospectus, the terms "we", "us", "our", "Company" and "Peregrine" refers to Peregrine Pharmaceuticals, Inc., and its wholly-owned subsidiaries, Avid Bioservices, Inc., and Vascular Targeting Technologies, Inc.

ABOUT PEREGRINE PHARMACEUTICALS, INC.

          Peregrine Pharmaceuticals, Inc., located in Tustin, California, is a biopharmaceutical company engaged in the research, development, manufacture and commercialization of cancer therapeutics and cancer diagnostics through a series of proprietary platform technologies using monoclonal antibodies.

          In January 2002, we announced the formation of our wholly-owned subsidiary, Avid Bioservices, Inc. ("Avid"). Avid provides an array of contract manufacturing services, including contract manufacturing of antibodies and proteins, cell culture development, process development, and testing of biologics for biopharmaceutical and biotechnology companies under current Good Manufacturing Practices. Avid's manufacturing facility is located in Tustin, California, adjacent to our offices.

          With the addition of Avid, our business is now organized into two reportable operating segments: (i) Peregrine, the parent company, is engaged in the research and development of cancer therapeutics and cancer diagnostics through a series of proprietary platform technologies using monoclonal antibodies, and (ii) Avid, is engaged in providing contract manufacturing and development of biologics to biopharmaceutical and biotechnology businesses.

          Our main focus is on the development of our collateral targeting agent technologies. Collateral targeting agents typically use antibodies that bind to or target components found in or on most solid tumors. An antibody is a molecule that humans and other animals create in response to disease. In pre-clinical and/or clinical studies, these collateral targeting antibodies are capable of targeting and delivering therapeutic killing agents that kill cancerous tumor cells. We currently have exclusive rights to over 80 issued U.S. and foreign patents protecting various aspects of our technology and have additional pending patent applications that we believe will further strengthen our patent position in the collateral targeting agent field. Our three collateral targeting technologies are known as Tumor Necrosis Therapy ("TNT"), Vascular Targeting Agents ("VTA's") and Vasopermeation Enhancement Agents ("VEA's"), and are discussed in greater detail in our Form 10-K for the year ended April 30, 2003, which was filed with the Securities Exchange Commission on July 29, 2003.

          Our VTA and VEA technologies are currently in preclinical development. Our first TNT-based product, Cotara(TM), is currently in a Phase I clinical study at Stanford University Medical Center primarily for the treatment of colorectal cancer. In addition, during February 2003, we received protocol approval from the U.S. Food and Drug Administration ("FDA") to initiate a registration study using Cotara(TM) for the treatment of brain cancer. We presently do not anticipate treating any additional brain cancer patients while we actively seek a licensing or development partner for the Cotara(TM) program under the approved registration trial.

          In addition to collateral targeting agents, we have a direct tumor-targeting antibody, Oncolym(R), for the treatment of Non-Hodgkins B-cell Lymphoma. During fiscal year 2002, we suspended patient enrollment for this study and we are currently in the process of closing the current Phase I/II clinical trial while we actively seek to license or partner the Oncolym(R) product. We currently do not anticipate continuing with clinical studies without a licensing or development partner for this technology.

          Avid's main focus is to provide an array of contract manufacturing services, including contract manufacturing of antibodies and proteins, cell culture development, process development, and testing of biologics for third party customers under current Good Manufacturing Practices.

          Our principal executive offices are located at 14272 Franklin Avenue, Suite 100, Tustin, California 92780-7017, and our telephone number is (714) 508-6000. Avid's manufacturing facility is located in Tustin, California, adjacent to our offices.

FINANCIAL RESOURCES

           As of October 17, 2003, we had approximately $11,427,000 in cash and cash equivalents. Assuming we do not raise any additional capital from either financing activities or under licensing arrangements, and assuming that Avid does not generate any additional revenues beyond its current active contracts, we believe that we have sufficient cash on hand to meet our obligations on a timely basis through at least the current fiscal year.

          In addition to equity financing, we are actively exploring various other sources of cash by leveraging our many assets. The transactions being explored include licensing, partnering or the sale of Cotara(TM) and Oncolym(R), divesting all radiopharmaceutical based technologies, including Oncolym(R), Cotara(TM), and radiopharmaceutical uses of our VTA's, and licensing or partnering our various VEA and VTA based technology uses.

          In addition to licensing, partnering or the divestiture of some of our technologies to raise capital, we are also exploring a possible strategic transaction related to our subsidiary, Avid Bioservices, Inc. In this regard, we are exploring the possibility to partner or a complete sale of Avid as a means of raising additional capital.

          There can be no assurances that we will be successful in raising such funds on terms acceptable to us, or at all, or that sufficient additional capital will be raised to complete the research, development, and clinical testing of our product candidates.

ABOUT THE OFFERING

         Common stock offered in this
         prospectus                                       12,000,000 shares

         Common stock outstanding after
         this offering                                    147,507,664 shares (1)

         Use of proceeds                                  See "Use of Proceeds"

         Nasdaq Small Cap Market symbol                   PPHM
____________________________

(1) Based on 135,507,664 shares outstanding as of October 17, 2003, and assumes the issuance of common stock offered in this prospectus. The number set forth above does not include approximately 24,958,000 shares of our common stock that are issuable upon the exercise of outstanding options and warrants as of October 17, 2003. These options and warrants are exercisable at prices ranging from $0.24 to $5.28 per share, with an average exercise price of $1.44 per share. In addition, the Company may issue up to 470,588 shares of common stock upon conversion of $400,000 in convertible debt at a predefined conversion price of $0.85 per share.

                                  RISK FACTORS

         An investment in our securities being offered in this prospectus is very risky. You should carefully consider the risk factors described below, together with all other information in this prospectus or incorporated herein by reference before making an investment decision. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occurs, our business, financial conditions or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

IF WE CANNOT OBTAIN ADDITIONAL FUNDING, OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION EFFORTS MAY BE REDUCED OR DISCONTINUED.

         At October 17, 2003, we had approximately $11,427,000 in cash and cash equivalents. We have expended substantial funds on the research, development and clinical trials of our product candidates. As a result, we have historically experienced negative cash flows from operations since our inception and we expect the negative cash flows from operations to continue for the foreseeable future, unless and until we are able to generate sufficient revenues from our contract manufacturing services provided by our subsidiary Avid Bioservices, Inc. and/or from the sale and/or licensing of our products under development. While we expect Avid Bioservices, Inc. to generate revenues during the foreseeable future, we expect our monthly negative cash flow to continue for the foreseeable future, due to our anticipated clinical trial activities using Cotara(TM), our anticipated development costs associated with Vasopermeation Enhancement Agents ("VEA's") and Vascular Targeting Agents ("VTA's"), and expansion of our manufacturing capabilities. We believe we have sufficient cash on hand to meet our obligations on a timely basis through at least the current fiscal year assuming (i) we enter into no additional financing arrangements,
(ii) we do not enter into any licensing arrangements for our other product candidates, and (iii) we do not generate any other revenue from Avid.

         In addition to the operations of Avid, we plan to obtain any necessary financing through one or more methods including equity financing and/or negotiating additional licensing or collaboration agreements for our platform technologies. There can be no assurances that we will be successful in raising such funds on terms acceptable to us, or at all, or that sufficient additional capital will be raised to complete the research, development, and clinical testing of our product candidates.

WE HAVE HAD SIGNIFICANT LOSSES AND WE ANTICIPATE FUTURE LOSSES.

         All of our products are currently in development, pre-clinical studies or clinical trials, and no sales have been generated from commercial product sales. We have incurred net losses in most fiscal years since we began operations in 1981. The following table represents net losses incurred during the past three fiscal years:

                                                         Net Loss
                                                       -----------
              Fiscal Year 2003                         $11,559,000
              Fiscal Year 2002                         $11,718,000
              Fiscal Year 2001                         $ 9,535,000

         As of July 31, 2003, we had an accumulated deficit of $144,117,000. While we expect to generate revenues from our contract manufacturing services provided by Avid, in order to achieve and sustain profitable operations, we must successfully develop and obtain regulatory approval for our products, either alone or with others, and must also manufacture, introduce, market and sell our products. The costs associated with our research and development efforts, including clinical trials, are very expensive and the time frame necessary to achieve market success for our products is long and uncertain. We do not expect to generate product revenues for at least the next 2 years, and we may never generate product revenues sufficient to become profitable or to sustain profitability.

OUR PRODUCT DEVELOPMENT EFFORTS MAY NOT BE SUCCESSFUL.

         Since inception, we have been engaged in the development of drugs and related therapies for the treatment of people with cancer. Our product candidates have not received regulatory approval and are generally in clinical and pre-clinical stages of development. If the results from any of the clinical trials are poor, those results may adversely affect our ability to raise additional capital, which will affect our ability to continue full-scale research and development for our antibody technologies. In addition, our product candidates may take longer than anticipated to progress through clinical trials or patient enrollment in the clinical trials may be delayed or prolonged significantly, thus delaying the clinical trials. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to the clinical sites, the eligibility criteria for the study, and the availability of insurance coverage. In addition, because our product currently in clinical trials represents a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy, rather than enroll in our clinical study. These factors contributed to slower than planned patient enrollment in our Phase II clinical study using Cotara(TM) for the treatment of brain cancer.

IF WE CANNOT LICENSE OR SELL OUR COTARA(TM) AND ONCOLYM(R) PRODUCTS, THOSE PRODUCTS MAY NEVER BE FURTHER DEVELOPED.

         Currently, we are focused on developing our VEA and VTA product candidates for initial clinical studies while we seek a licensing partner for our Cotara(TM) and Oncolym(R) technologies. If we are unable to enter into an agreement for the Cotara(TM) and Oncolym(R) technologies, we may have to spin them off or discontinue any further development of these more advanced technologies. Both Cotara(TM) and Oncolym(R) are at the stage in development where substantial financial resources are needed to complete clinical studies necessary for potential product approval. We do not currently have the financial resources internally to complete such clinical studies. If licensing partners are not found for these two technologies, we will not be able to advance these projects past their current stage of development. There are a limited number of companies which have the financial resources, the internal infrastructure, the technical capability and the marketing infrastructure to develop and market a radiopharmaceutical based anti-cancer drug. To date, we have not entered into a definitive licensing agreement or letter of intent for either of these technologies. If we are not successful in licensing either of our technologies, we may explore the possibility of a spin-off of the technology into a separate entity whereby the Company will contribute the technology and the other entity will fund future clinical development in exchange for a percentage ownership of the new entity. We cannot assure you that we will be able to find a suitable licensing partner for these technologies. Furthermore, we cannot assure you that if we do find a suitable licensing partner, the financial terms that they propose will be acceptable to the Company.

OUR DEPENDENCY ON ONE RADIOLABELING SUPPLIER MAY NEGATIVELY IMPACT OUR ABILITY TO COMPLETE CLINICAL TRIALS AND MARKET OUR PRODUCTS.

         We have procured our antibody radioactive isotope combination services ("radiolabeling") with Iso-tex Diagnostics, Inc. for all clinical trials. If this supplier is unable to continue to qualify its facility or label and supply our antibody in a timely manner, our current clinical trial or potential licensing partner clinical trials using radiolabeling technology could be adversely affected and delayed. While there are other suppliers for radioactive isotope combination services, our clinical trial would be delayed for up to 12 to 18 months because it would take that amount of time to certify a new facility under current Good Manufacturing Practices and qualify the product, plus we would incur significant costs to transfer our technology to another vendor. Prior to commercial distribution of any of our products, if approved, we will be required to identify and contract with a company for commercial antibody manufacturing and radioactive isotope combination services. An antibody that has been combined with a radioactive isotope, such as I-131, cannot be stockpiled against future shortages because it must be used within one week of being radiolabeled to be effective. Accordingly, any change in our existing or future contractual relationships with, or an interruption in supply from, any such third-party service provider or antibody supplier could negatively impact our ability to complete ongoing clinical trials conducted by us or a potential licensing partner.

WE MAY HAVE SIGNIFICANT PRODUCT LIABILITY EXPOSURE BECAUSE WE MAINTAIN ONLY LIMITED PRODUCT LIABILITY INSURANCE.

         We face an inherent business risk of exposure to product liability claims in the event that the administration of one of our drugs during a clinical trial adversely affects or causes the death of a patient. Although we maintain product liability insurance for clinical studies in the amount of $5,000,000 per occurrence or $5,000,000 in the aggregate on a claims-made basis, this coverage may not be adequate. Product liability insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. Our inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims in excess of our insurance coverage, if any, or a product recall, could negatively impact our financial position and results of operations.

         In addition, the contract manufacturing services that we offer through Avid expose us to an inherent risk of liability as the antibodies or other substances manufactured by Avid, at the request and to the specifications of our customers, could possibly cause adverse effects or have product defects. We obtain agreements from our customers indemnifying and defending us from any potential liability arising from such risk. There can be no assurance that such indemnification agreements will adequately protect us against potential claims relating to such contract manufacturing services or protect us from being named in a possible lawsuit. Although Avid has procured insurance coverage, there is no guarantee that we will be able to maintain our existing coverage or obtain additional coverage on commercially reasonable terms, or at all, or that such insurance will provide adequate coverage against all potential claims to which we might be exposed. A partially successful claim against Avid or a completely uninsured claim against Avid would have a material adverse effect on our consolidated operations.

THE LIQUIDITY OF OUR COMMON STOCK WILL BE ADVERSELY AFFECTED IF OUR COMMON STOCK IS DELISTED FROM THE NASDAQ SMALLCAP MARKET.

         Our common stock is presently traded on The Nasdaq SmallCap Market. To maintain inclusion on The Nasdaq SmallCap Market, we must continue to meet the following six listing requirements:

         1. Net tangible assets of at least $2,000,000 or market capitalization of at least $35,000,000 or net income of at least $500,000 in either our latest fiscal year or in two of our last three fiscal years;
         2.   Public float of at least 500,000 shares;
         3.   Market value of our public float of at least $1,000,000;
         4. A minimum closing bid price of $1.00 per share of common stock, without falling below this minimum bid price for a period of 30 consecutive trading days;
         5.   At least two market makers; and
         6. At least 300 stockholders, each holding at least 100 shares of common stock.

         On June 12, 2003, we regained full compliance with the Nasdaq SmallCap listing requirements as a result of the closing bid price of our common stock having been at or above the minimum bid requirement of $1.00 per share for at least 10 consecutive trading days.

         During the majority of fiscal year 2003, we were not in compliance with the minimum bid price rules, which, during that period, we were afforded two consecutive grace periods of 180-days to regain compliance with the minimum bid price requirement of $1.00 under the temporary pilot program initiated by the Nasdaq Stock Market.

         We cannot guarantee that we will be able to maintain the minimum bid price requirement or maintain any of the other requirements in the future. If we fail to meet any of the Nasdaq SmallCap Market listing requirements, the market value of our common stock could fall and holders of common stock would likely find it more difficult to dispose of the common stock.

         If our common stock is delisted, we would apply to have our common stock quoted on the over-the-counter electronic bulletin board. Upon being delisted, however, our common stock will become subject to the regulations of the Securities and Exchange Commission relating to the market for penny stocks. Penny stock, as defined by the Penny Stock Reform Act, is any equity security not traded on a national securities exchange or quoted on the NASDAQ National or SmallCap Market, that has a market price of less than $5.00 per share. The penny stock regulations generally require that a disclosure schedule explaining the penny stock market and the risks associated therewith be delivered to purchasers of penny stocks and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. The broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures, including the actual sale or purchase price and actual bid offer quotations, as well as the compensation to be received by the broker-dealer and certain associated persons. The regulations applicable to penny stocks may severely affect the market liquidity for our common stock and could limit your ability to sell your securities in the secondary market.

THE SALE OF SUBSTANTIAL SHARES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

         On October 17, 2003, we had approximately 135,508,000 shares of common stock outstanding, and the last reported sales price of our common stock was $2.11 per share. In addition, we could issue up to approximately 24,958,000 additional shares of common stock upon the exercise of all outstanding options and warrants at an average exercise price of $1.44 per share for proceeds of up to approximately $35.9 million, if exercised on a 100% cash basis. The following table describes the number of options and warrants that are in-the-money (exercise price is less than or equal to $2.11 per share) and the number of options and warrants that are not in-the-money (exercise price exceeds $2.11 per share) based on the closing price of $2.11 per share on October 17, 2003:

                                                        Number            Average       Price Range of
                                                      Outstanding     Exercise Price   Exercises Prices
                                                   ------------------ ---------------- -----------------
      Options and warrants in-the-money                18,986,000           $0.83       $0.24 - $2.09
      Options and warrants not in-the-money             5,972,000           $3.36       $2.19 - $5.28
                                                   ------------------ ---------------- -----------------
      Total                                            24,958,000           $1.44       $0.24 - $5.28
                                                   ================== ================ =================

         In addition, we could issue up to approximately 471,000 shares of common stock upon the conversion of $400,000 in convertible debt based on the predefined conversion price of $0.85 per share.

         OUR HIGHLY VOLATILE STOCK PRICE AND TRADING VOLUME MAY ADVERSELY AFFECT THE LIQUIDITY OF OUR COMMON STOCK.

         The market price of our common stock and the market prices of securities of companies in the biotechnology sector have generally been highly volatile and are likely to continue to be highly volatile. The following table shows the high and low sales price and trading volume of our common stock for each quarter in the nine quarters ended July 31, 2003:

                                                                     COMMON STOCK DAILY TRADING
                                                  COMMON STOCK                VOLUME
                                                  SALES PRICE             (000'S OMITTED)
                                             ---------------------      ---------------------
                                                HIGH        LOW           HIGH         LOW
                                             ---------   ---------      ---------   ---------
  FISCAL YEAR 2004
    Quarter Ended July 31, 2003                 $2.19       $0.60         12,249        255
  FISCAL YEAR 2003
    Quarter Ended April 30, 2003                $0.85       $0.44          3,239         94
    Quarter Ended January 31, 2003              $1.20       $0.50          3,619         59
    Quarter Ended October 31, 2002              $0.93       $0.35          1,696        104
    Quarter Ended July 31, 2002                 $2.29       $0.66          1,686        113
  FISCAL YEAR 2002
    Quarter Ended April 30, 2002                $2.90       $1.50            751        135
    Quarter Ended January 31, 2002              $4.00       $1.32          3,525         73
    Quarter Ended October 31, 2001              $2.23       $0.81          4,265        117
    Quarter Ended July 31, 2001                 $3.50       $1.21          2,127        127

           The market price of our common stock may be significantly impacted by many factors, including, but not limited to:

         o Announcements of technological innovations or new commercial products by us or our competitors;
         o Publicity regarding actual or potential clinical trial results relating to products under development by us or our competitors;
         o    Our financial results or that of our competitors;
         o Announcements of licensing agreements, joint ventures, strategic alliances, and any other transaction that involves the sale or use of our technologies or competitive technologies;
         o Developments and/or disputes concerning our patent or proprietary rights;
         o    Regulatory developments and product safety concerns;
         o General stock trends in the biotechnology and pharmaceutical industry sectors;
         o Economic trends and other external factors, including but not limited to, interest rate fluctuations, economic recession, inflation, foreign market trends, national crisis, and disasters; and
         o Health care reimbursement reform and cost-containment measures implemented by government agencies.

         These and other external factors have caused and may continue to cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock.

IF WE LOSE QUALIFIED MANAGEMENT AND SCIENTIFIC PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN SUCH PERSONNEL, WE MAY BE UNABLE TO SUCCESSFULLY DEVELOP OUR PRODUCTS OR WE MAY BE SIGNIFICANTLY DELAYED IN DEVELOPING OUR PRODUCTS.

          Our success is dependent, in part, upon a limited number of key executive officers, each of whom is an at-will employee, and our scientific researchers. For example, because of his extensive understanding of our technologies and product development programs, the loss of Mr. Steven King, our President and Chief Executive Officer, would adversely affect our development efforts and clinical trial programs during the 6 to 12 month period we estimate it would take to find and train a qualified replacement.

         We also believe that our future success will depend largely upon our ability to attract and retain highly-skilled research and development and technical personnel. We face intense competition in our recruiting activities, including competition from larger companies with greater resources. We do not know if we will be successful in attracting or retaining skilled personnel. The loss of certain key employees or our inability to attract and retain other qualified employees could negatively affect our operations and financial performance.

                           FORWARD-LOOKING STATEMENTS

         Except for historical information, the information contained in this prospectus and in our reports filed with the Commission are "forward looking" statements about our expected future business and financial performance. These statements involve known and unknown risks, including, among others, risks resulting from economic and market conditions, the regulatory environment in which we operate, pricing pressures, accurately forecasting operating and capital expenditures and clinical trial costs, competitive activities, uncertainties of litigation and other business conditions, and are subject to uncertainties and assumptions contained elsewhere in this prospectus. We base our forward-looking statements on information currently available to us, and, in accordance with the requirements of federal securities laws, we will disclose to you material developments affecting such statements. Our actual operating results and financial performance may prove to be very different from what we have predicted as of the date of this prospectus due to certain risks and uncertainties. The risks described above in the section entitled "Risk Factors" specifically address some of the factors that may affect our future operating results and financial performance.

                                 USE OF PROCEEDS

         Except as otherwise provided in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities for general corporate purposes, which may include research and development expenses, clinical trial expenses, expansion of our contract manufacturing capabilities and increasing our working capital. Pending the application of the net proceeds, we expect to invest the proceeds in investment grade, interest bearing securities.

         The principal purposes of this offering are to increase our operating and financial flexibility. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we will have upon completion of this offering. Accordingly, our management will have broad discretion in the application of net proceeds, if any.

                           DESCRIPTION OF COMMON STOCK

         As of the date of the prospectus, we are authorized to issue up to 200,000,000 shares of common stock, $.001 par value per share. As of October 17, 2003, 135,507,664 shares of our common stock were outstanding.

DIVIDENDS

         Our Board of Directors may, out of funds legally available, at any regular or special meeting, declare dividends to the holders of shares of our common stock as and when they deem expedient, subject to the rights of holders of the preferred stock, if any.

VOTING

         Each share of common stock entitles the holders to one vote per share on all matters requiring a vote of the stockholders, including the election of directors. No holders of shares of common stock shall have the right to vote such shares cumulatively in any election for the Board of Directors.

RIGHTS UPON LIQUIDATION

         In the event of our voluntary or involuntary liquidation, dissolution, or winding up, the holders of our common stock will be entitled to share equally in our assets available for distribution after payment in full of all debts and after the holders of preferred stock, if any, have received their liquidation preferences in full.

MISCELLANEOUS

         No holders of shares of our common stock shall have any preemptive rights to subscribe for, purchase or receive any shares of any class, whether now or hereafter authorized, or any options or warrants to purchase any such shares, or any securities convertible into or exchanged for any such shares, which may at any time be issued, sold or offered for sale by us.


                              PLAN OF DISTRIBUTION

          We may sell the securities from time to time pursuant to underwritten public offerings, negotiated transactions, block trades or a combination of these methods. We may sell the securities (1) through underwriters or dealers,
(2) through agents, and/or (3) directly to one or more purchasers. We may distribute the securities from time to time in one or more transactions at:

         o    a fixed price or prices, which may be changed;

         o    market prices prevailing at the time of sale;

         o    prices related to the prevailing market prices; or

         o    negotiated prices.

         We may solicit directly offers to purchase the securities being offered by this prospectus. We may also designate agents to solicit offers to purchase the securities from time to time. We will name in a prospectus supplement any agent involved in the offer or sale of our securities.

         If we utilize a dealer in the sale of the securities being offered by this prospectus, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

         If we utilize an underwriter in the sale of the securities being offered by this prospectus, we will execute an underwriting agreement with the underwriter at the time of sale and we will provide the name of any underwriter in the prospectus supplement which the underwriter will use to make resales of the securities to the public. In connection with the sale of the securities, we, or the purchasers of securities for whom the underwriter may act as agent, may compensate the underwriter in the form of underwriting discounts or commissions. The underwriter may sell the securities to or through dealers, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions.

         With respect to underwritten public offerings, negotiated transactions and block trades, we will provide in the applicable prospectus supplement any compensation we pay to underwriters, dealers or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.

         Shares of common stock sold pursuant to the registration statement of which this prospectus is a part will be authorized for quotation and trading on The Nasdaq SmallCap Market. To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

         The underwriters, dealers and agents may engage in other transactions with us, or perform other services for us, in the ordinary course of their business.

         In order to comply with the securities laws of certain states, if applicable, the securities offered by this prospectus may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities offered by this prospectus may not be sold unless such securities have been registered or qualified for sale in these states or an exemption from registration or qualification is available and complied with.

         Our common stock is currently traded on The Nasdaq SmallCap Market under the symbol "PPHM."

                                  LEGAL MATTERS

         The validity of the securities offered by this prospectus has been passed upon for us by Falk, Shaff & Ziebell, LLP, Irvine, California, counsel to Peregrine Pharmaceuticals, Inc. Certain legal matters will be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable prospectus supplement.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended April 30, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                          WHERE TO LEARN MORE ABOUT US

         We have filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, relating to the securities being offered by this prospectus. For further information pertaining to our securities being offering by this prospectus, reference is made to such registration statement. This prospectus constitutes the prospectus we filed as a part of the registration statement and it does not contain all information in the registration statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. In addition, we are subject to the informational requirements of the Securities Exchange Act of 1934, and, in accordance with such requirements, files reports, proxy statements and other information with the Commission relating to its business, financial statements and other matters. Reports and proxy and information statements filed under Section 14(a) and 14(c) of the Securities Exchange Act of 1934 and other information filed with the Commission as well as copies of the registration statement can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Midwest Regional Offices at 500 West Madison Street, Chicago, Illinois 60606. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be obtained electronically by visiting the Commission's web site on the Internet at http://www.sec.gov. Our common stock is traded on The Nasdaq SmallCap Market under the symbol "PPHM." Reports, proxy statements and other information concerning our Company may be inspected at the National Association of Securities Dealers, Inc., at 1735 K Street, N.W., Washington D.C. 20006.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Commission allows us to "incorporate by reference" into this prospectus the documents we file with them, which means that we can disclose important information to you by referring you to these documents. The information that we incorporate by reference into this prospectus is considered to be part of this prospectus, and information that we file later with the Commission automatically updates and supersedes any information in this prospectus. We incorporate by reference into this prospectus the documents listed below:

         1. Annual Report on Form 10-K for the fiscal year ended April 30, 2003, as filed with the Commission on July 29, 2003, under Section 13(a) of the Securities Exchange Act of 1934;

         2. Quarterly Report on Form 10-Q for the quarter ended July 31, 2003, filed with the Commission on September 15, 2003.

         3. Definitive Proxy Statement with respect to the Annual Meeting of Stockholders held on October 14, 2003, as filed with the Commission on August 27, 2003;

         4. The description of our common stock contained in our Registration Statement on Form 8-A and Form 8-B (Registration of Successor Issuers) filed under the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description; and

         5. All other reports filed by us under Section 13(a) of 15(d) of the Securities Exchange Act of 1934 since the end of our fiscal year ended April 30, 2003.

         All documents we have filed with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to the effective date of the registration statement or subsequent to the date of this prospectus and prior to the filing of a post-effective amendment indicating that all securities offered have been sold (or which re-registers all securities then remaining unsold), are deemed to be incorporated in this prospectus by this reference and to be made a part of this prospectus from the date of filing of such documents.

         We will provide, without charge, upon written or oral request of any person to whom a copy of this prospectus is delivered, a copy of any or all of the foregoing documents and information that has been or may be incorporated in this prospectus by reference, other than exhibits to such documents. Requests for such documents and information should be directed to Attention: Paul J. Lytle, Chief Financial Officer, 14272 Franklin Avenue, Suite 100, Tustin, California 92780-7017, telephone number (714) 508-6000. See also "Where to Learn More About Us."

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

         Our Bylaws provide that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence by indemnified parties, and permits us to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification. We have liability insurance for our directors and officers.

         In addition, our Certificate of Incorporation provides that, under Delaware law, our directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as a director to us and our stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to our Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

         Provisions of our Bylaws require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from actions not taken in good faith or in a manner the indemnitee believed to be opposed to our best interests) to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors' insurance if available on reasonable terms. To the extent that indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our Company as discussed in the foregoing provisions, we have been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, and is therefore unenforceable. We believe that our Certificate of Incorporation and Bylaw provisions are necessary to attract and retain qualified persons as directors and officers.

         We have in place a directors' and officers' liability insurance policy that, subject to the terms and conditions of the policy, insures our directors and officers against losses arising from any wrongful act (as defined by the policy) in his or her capacity as a director or officer. The policy reimburses us for amounts, which we lawfully indemnifies or is required or permitted by law to indemnify its directors and officers.

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YOU SHOULD RELY ONLY ON THE INFORMATION
CONTAINED IN THIS DOCUMENT OR TO WHICH
WE HAVE REFERRED YOU. WE HAVE NOT
AUTHORIZED ANYONE TO PROVIDE YOU WITH
INFORMATION THAT IS DIFFERENT. THIS
DOCUMENT MAY ONLY BE USED WHERE IT IS
LEGAL TO SELL THESE SECURITIES. THE
INFORMATION IN THIS DOCUMENT MAY ONLY
BE ACCURATE ON THE DATE OF THIS DOCUMENT.
                                                        COMMON STOCK
  __________________________________


      TABLE OF CONTENTS

PROSPECTUS SUMMARY                     1
RISK FACTORS                           3               _________________
FORWARD-LOOKING STATEMENTS             7
USE OF PROCEEDS                        8                  PROSPECTUS
DESCRIPTION OF COMMON STOCK            8               _________________
PLAN OF DISTRIBUTION                   9
LEGAL MATTERS                         10
EXPERTS                               11
WHERE TO LEARN MORE ABOUT US          11
INCORPORATION OF CERTAIN
  DOCUMENTS BY REFERENCE              11
DISCLOSURE OF COMMISSION
  POSITION ON INDEMNIFICATION
  FOR SECURITIES ACT LIABILITIES      12









                                                          DATED NOVEMBER 5, 2003

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